

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Jason Kelly, Ph.D.
Chief Executive Officer
Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue
8th Floor
Boston, MA 02210

>   **Re: Ginkgo Bioworks Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 5, 2022**
>   **File No. 333-264129**

Dear Dr. Kelly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marko Zatylny, Esq.